LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2021	zdavis@luselaw.com

June 4, 2024

Via EDGAR

Madeleine Joy Mateo

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	EWSB Bancorp, Inc.
Registration Statement on Form S-1
Filed March 11, 2024
File No. 333-277828

Dear Ms. Mateo:

EWSB Bancorp, Inc. (the “Company”) is in receipt of the correspondence from the Securities and Exchange Commission (the “SEC”) dated May 2, 2024 related to the SEC’s review of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Our responses to the comments are set forth below. For the convenience of the SEC Staff, we have repeated each comment in bold, followed by our response.

Amendment No. 1 to Registration Statement on Form S-1

Provision for Credit Losses, page 58

1.	We note your response to prior comment 12 and your revised disclosure on page 58. We also note from your disclosure on pages F-26 and F-27 that the increased provision during the twelve months ended December 31, 2023 was primarily attributable to large increases in the provision associated with one- to four-family real estate and consumer loans. Please revise to enhance your discussion to more comprehensively explain the reasons for changes in the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end when compared to observed changes in the credit quality of your loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of any material observed changes in risk and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses established at period end with a focus on one- to four family real estate loans and consumer loans. Please refer to Item 303(a) of Regulation SK.

Additional disclosure in response to this comment has been provided under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Operating Results for the Years Ended December 31, 2023 and December 31, 2022—Provision for Credit Losses” on page 56.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

June 4, 2024

Management of Market Risk, page 61

2.	We note your response to prior comment 13 and reissue in part. Please disclose whether the changes referenced in the first paragraph below the two tables on page 63 were within the limits of your policies and guidelines for asset/liability management.

The requested disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk” on page 62.

Allocation of Allowance for Credit Losses, page 83

3.	We note your response to prior comment 16 and your revised disclosure on page 83. Please enhance your discussion to reference or include the tabular presentation on page F-26 depicting changes in the allowance for credit losses so an investor can more fully understand the impact of the transition adjustment of adopting ASC 326 on the comparative allocation of the allowance for loan loss table, including noted increases and decreases in the allocated amounts, such as those associated with one- to four-family real estate loans and consumer loans.

A reference to the tabular disclosure provided under Note 4 to the notes to the consolidated financial statements has been added under “Business of East Wisconsin Savings Bank—Delinquencies and Non-Performing Assets—Allocation of Allowance for Credit Losses” on page 81, in response to this request.

*         *          *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at zdavis@luselaw.com or (202) 274-2021.

Very truly yours,

Zachary Davis

cc:	Charles D. Schmalz, EWSB Bancorp, Inc.
Kip A. Weissman, Esq.